

July 10, 2013

Via E-mail
Mark C. Clarke
Vice President & Controller
Edison International
P.O. Box 976
Rosemead, California 91770

> **Re: Edison International**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-9936**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Financial Statements, page 52

Consolidated Statements of Income, page 56

1. Please explain why the income tax benefit from discontinued operations for the year ended December 31, 2012 disclosed in the table of the components of income tax expense (benefit) at the top of page 88 in Note 7 does not equal the difference between the loss before income taxes disclosed in the table of summarized results of discontinued operations on page 126 in Note 17 and the loss from discontinued operations, net of tax, reported in the consolidated statement of income.

Consolidated Statements of Cash Flows, page 60

2. Please show us how to reconcile the amounts reported as deferred income taxes and investment tax credits for each year presented to the amounts of deferred income tax expense (benefit) from continuing operations disclosed in the table of the components of income tax expense (benefit) at the top of page 88 in Note 7 and describe the reconciling items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: W. James Scilacci
        Chief Financial Officer